

July 16, 2012

<u>Via E-mail</u>
Zhiguo Wang
President
Yew Bio-Pharm Group, Inc.
294 Powerbilt Avenue
Las Vegas, NV 89148

      Re: Yew Bio-Pharm Group, Inc.
             Amendment No. 1 to Form 10-12G
             Filed June 29, 2012
             File No. 000-54701

Dear Mr. Wang:

We have reviewed your responses to the comments in our letter dated June 4, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. At the conclusion of our letter to you dated June 4, 2012, we asked for a written statement from the company with certain acknowledgments. In response, you provided those acknowledgments in a letter signed by counsel. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. You will note that we have reproduced the original request at the conclusion of this letter.

<u>Second Restructure, page 22</u>

2. We note your response to our prior comment 18 and reissue in part. In the last paragraph on page 25, you state that "it is possible that the Second Restructure should have been approved by YBP's shareholders." We note that you have not sought the advice of Nevada counsel on this matter. We note, however, that SEC Law Firm reviewed this

matter for you. Please provide us with SEC Law Firm's legal analysis and conclusions as to whether a shareholder meeting was required.

3. We note your response to our prior comment 20 and reissue in part. We note in your response that you believe that if the Second Restructure is ratified by your shareholders, any theoretical concerns about the manner in which the Second Restructure was approved would be rendered moot. Please provide us with your basis for this belief and conclusion. To the extent SEC Law Firm reviewed this matter for you, please provide us with SEC Law Firm's legal analysis and conclusions as to the legal effect a shareholder ratification would have on the validity and enforceability of the Second Restructure.

Item 1A. Risk Factors, page 29

The failure of our shareholders to ratify the Second Restructure, page 49

4. We note your disclosure that if you do not obtain the requisite shareholder vote to ratify the Second Restructure, it is possible that the validity of the Second Restructure could be challenged under Nevada law. Please revise to clarify the impact on the company if the validity of the Second Restructure is challenged under Nevada law. For example, clarify if the restructuring could be unwound or whether the company could be subject to lawsuits, fines, penalties, or other actions brought by Nevada authorities or shareholders. Please include sufficient detail so that investors can appreciate the disclosed risk and the effect on the company if the restructuring is not ratified.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 82

5. We note your response to our prior comment 38 and reissue in part. Please reconcile the date references in the introductory paragraph and footnote 1.

Notes to the Audited Financial Statements, page F-7

Note 3. Inventories, page F-19

6. We note from your response to our prior comment 47 that your potential clientele is limited and it takes longer for buyers to make decisions to buy such expensive products. We also note that you carry your inventory at cost which you believe is much lower than market value. However, we do not believe that you have supported to us why you believe that your existing inventory will eventually be sold within your normal operating cycle. Please provide us details that support why you believe it is reasonable to expect that the inventory on your balance sheet at December 31, 2011 and March 31, 2012 will be sold within your normal operating cycle and does not require any adjustment for slow moving or obsolete inventories.

Note 12. Segment Information, page F-27

7. We note from your response to our prior comment 48 that you have revised Note 12 to include disclosure of net income (loss), depreciation and amortization and identifiable long-lived assets, net, by segment. Please revise to include total expenditures for additions to long-lived assets by segment, if the specified amounts are included in the determination of segment assets reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in the determination of segment assets. See guidance in ASC 280-10-50-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
       Lance Kimmel, Esq.